Apollomics Inc.

989 E. Hillsdale Boulevard, Suite 220

Foster City, CA 94404

May 28, 2024

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollomics Inc. Registration Statement on Form F-3 (Registration No. 333-279549)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on May 29, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Apollomics Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Ryan Coombs of O’Melveny & Myers LLP, counsel to the Company, at 415-984-8943, or in his absence, Yoon-jee Kim at 212-728-5867, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Apollomics Inc.

By:	/s/ Guo-Liang Yu
Guo-Liang Yu
Chief Executive Officer

cc:	Ryan Coombs
Yoon-jee Kim